 Exhibit 99.1

GEHI Appoints New Chief Financial Officer

BEIJING, April 23, 2023 /PRNewswire/ — Gravitas Education Holdings, Inc. (“GEHI” or the “Company”) (NYSE: GEHI), a leading early childhood education service provider in China, announced today that it has appointed Mr. Siyuan Wang as its chief financial officer, effective April 23. Mr. Wang will succeed Mr. Hao Gu, who has decided to resign from this position for personal reasons. Mr. Gu’s resignation does not involve any disagreement with the Company with regard to its business, finance, accounting or any other affairs.

Ms. Yanlai Shi, chief executive officer, co-founder and executive director, said, “On behalf of the Board of Directors and management team, I would like to thank Hao for his contributions and tireless work at GEHI over the past four years, and wish him all the best in his future endeavors. I would also like to warmly welcome Siyuan to the Company. His extensive experience in finance and accounting will make him a great addition to the GEHI team.”

Prior to joining GEHI, from 2018 to 2023, Mr. Wang served as chief financial officer and financial controller at Ucommune International Ltd. From 2021 to 2023, Mr. Wang also served as chief financial officer of UK Wisdom Limited, which is sponsored by a majority-owned subsidiary of Ucommune International Ltd. Prior to that, Mr. Wang worked in the audit and assurance function of Deloitte Touche Tohmatsu LLC in the United States from 2012 to 2018. Mr. Wang received a master degree in accounting from Michigan State University and a bachelor degree in finance and accounting from the University of Idaho. Mr. Wang has been an American Institute of Certified Public Accountant (AICPA) since September 2014.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn

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